SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MedImmune, Inc.

(Name of Subject Company)

MedImmune, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

584699102

(CUSIP Number of Class of Securities)

David M. Mott
Chief Executive Officer, President and Vice Chairman of the Board
One MedImmune Way
Gaithersburg, Maryland, 20878
(301) 398-0000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Frederick W. Kanner
Chang-Do Gong
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following slides are to be presented by various presenters from MedImmune, Inc. at the BIO International Convention to be held in Boston, Massachusetts, beginning on May 7, 2007:

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MedImmune Advancing Science for Better Health BIO Conference Business Forum Presentation 7 May 2007

This presentation contains forward-looking statements that involve risks and uncertainties. Such statements reflect management’s current assumptions, including those related to the growth of MedImmune’s business and the successful development and commercialization of products in the pipeline. Actual results could differ materially from those anticipated as a result of a number of factors, including risks and uncertainties discussed in MedImmune’s filings with the U.S. Securities and Exchange Commission. This presentation contains financial measures that are adjusted to either include or exclude amounts required by generally accepted accounting principles in the United States (GAAP). A presentation of the most directly comparable financial measures calculated in accordance with GAAP and a reconciliation between GAAP and non-GAAP measures may be found on MedImmune's website at http://www.medimmune.com. All statements in this presentation, whether forward-looking or otherwise, are made as of the date of this presentation, unless otherwise indicated, in which case such statements are made as of the date so indicated. MedImmune undertakes no obligation to update or revise such statements whether as a result of new information, future events or otherwise, except as may be required by applicable law or regulation. Forward-Looking Statements

Agenda Overview of MedImmune Strategic Priorities & Status Report Partnering Objectives MedImmune Ventures Overview Closing

MedImmune Profitable biotech; 19 years old ~$1.4B* revenues; $431M* R&D As of 3/31/07, ~$1.6B cash ~2,500 employees; HQ in Gaithersburg, Md. Three marketed products; ~45 candidates in R&D Infectious disease, cancer and inflammatory disease Innovative, proprietary products, unmet medical needs Leader in pediatrics, respiratory infectious disease, antibodies and vaccines *Excludes impact of share-based compensation expense. For 12 months, ended 3/31/07.

$87M Prevent RSV in high-risk infants Palivizumab Chemo-/radio- protectant Amifostine Prevent influenza Live attenuated influenza vaccine Marketed Products Compound Indication 2006 Revenues $1.1B $36M Product

MedImmune Pipeline

Infectious Diseases

Numax® RSV MAb (*AI Ex-US*)
EBV subunit vaccine (*GSK*)
S.pneumoniae vaccine (*GSK*)
PIV-3-vectored RSV vaccine
Live attenuated RSV vaccine
Live attenuated PIV-3 vaccine
Pandemic influenza vaccines
Live attenuated CMV vaccine
Cell culture FluMist
3rd generation RSV MAb
Anti-RSV drug
Live attenuated PIV-1 vaccine
Live attenuated PIV-2 vaccine
Anti-hMPV MAb
Live attenuated hMPV vaccine
Anti-*Staph* heteropolymer MAb
Anti-*Candida* heteropolymer MAb

Inflammatory Diseases

Anti-IL-9 MAb (asthma)
Anti-IFNα MAb (SLE)
Anti-IL-5R MAb (asthma)
Anti-IFNαR MAb
Anti-CD19 MAb
Anti-CD20 MAb
Anti-CD22 MAb
Anti-HMGB-1 MAb
Anti-YKL40 MAb
Anti-ICOS MAb
Anti-RAGE MAb
Anti-IL-6 MAb
Anti-C5a MAb

Cancer

HPV vaccine (GSK/MRK)
Anti-CD2 T-cell MAb (CTL)
Anti-CD19 BiTE® (NHL)
Anti-Hsp90 drug (GIST/NSCLC)
Anti-Hedgehog drug
Anti-EphA2 BiTE
Anti-CEA BiTE
Anti-EphA2 conjugate
Anti-EphB4 MAb
Anti-Ephrin B2 MAb
Anti-EphA4 MAb
Anti-CD19 MAb
Anti-CD20 MAb
Anti-CD22 MAb
Anti-ALK MAb
Anti-cMet Avimers

Clinical
Preclinical

MedImmune

MedImmune Operations



Philadelphia, PA
FluMist Blend/Fill/Package
Bensalem, PA
FluMist Warehouse
Nijmegen, Netherlands
Ethyol Manufacturing, Clinical Fills
Santa Clara, CA
Vaccines R&D,
Vaccine Pilot Plants
Mountain View, CA
Vaccine R&D
Frederick, MD
Monoclonal Antibody Manufacturing
Louisville, KY
Product Distribution
Gaithersburg, MD
Headquarters and R&D and Pilot Plant
Speke, England
FluMist Bulk Manufacturing
Rockville, MD
FluMist Cell Culture Pilot Plant

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MedImmune

Highlights of ’05-’06 Strategic Transactions Enhanced MAbs targeting cancer 12/2005 Biowa & Xencor Collaboration on pandemic flu vaccines 9/28/05 NIH Acquire B-cell targets 9/14/05 Cellective Expanded Ex-U.S. rights for RSV MAbs 2/28/05 Abbott Intl. Cross license for HPV vaccine IP 2/2/05 GSK/Merck Sale of Cytogam® 11/8/06 ZLB Behring AG In-license ICOS 12/28/06 Japan Tobacco Out-license of reverse genetics technology 12/14/06 CSL Collaboration on Hsp90 & Hedgehog 8/25/06 Infinity Collaborate & in-license proprietary heteropolymer technology 4/19/06 Elusys Therapeutics Description Date Partner

Investing in Partnerships Importance of collaborations to MedImmune Will continue aggressive in-licensing efforts Leverage MedImmune Ventures as appropriate Enhance MedImmune as partner of choice Financial and organizational scale to drive R&D Industry leader in MAb & vaccine technologies Flexibility in deal types and structures

MedImmune Ventures Corporate VC fund formed in 2002 $300M total fund size Allocation of dollars approved by MedImmune Board of Directors Strategic use of balance sheet Main focus on areas of strategic interest Antibodies & vaccines Inflammatory diseases, cancer, & ID franchises 16 current portfolio companies $153M invested to date Investment range: $0.5-15M Follow-on up to a total of $30M in one company 21 total investments since inception

MedImmune Portfolio Companies Small molecule p38 inhibitors Kemia Acute and chronic inflammatory indications Critical Therapeutics Development of products for critical-care, trauma, and inflammatory diseases Inotek Gene therapy via adeno-associated virus AGTC Development of novel protease inhibitors Arriva Pharmaceuticals Biologics targeting infectious diseases Elusys Transcutaneous immunization technology Iomai Corporation Small molecules, oncology and HIV Metastatix Development of oncology and immunology products MicroMet Description Portfolio Company

MedImmune Portfolio Companies Structure-based drug design for protease inhibitors (HIV/HCV) Sequoia Pharmaceuticals Virulence factor therapeutics for autoimmune disease VLST Biologic targeting autoimmune diseases Synovex IGF-1 replacement therapy Tercica Immunomodulation via TLR antigens/ligands VaxInnate Structure-based drug design for anti-infectives Rib-x Biologics with proprietary ADCC technology Xencor Description Portfolio Company

MedImmune Strong track record with established commercial and product development capabilities Leverage financial and operational capabilities to drive future partnerships

MedImmune Team at BIO 2007 Group leader: Ed Mathers, EVP, Corporate Development & Venture Corporate contacts Sun Park (Europe) Aaron Schwimmer Ravi Venkataramani (Japan) Eric Victory Contacts for academic & non-profit institutions Eva Jack George Pipia MedImmune Ventures contact Joseph Amprey

Notice to Investors

The information contained in this filing is neither an offer to purchase nor a solicitation of an offer to sell shares of MedImmune. MedImmune stockholders are urged to read the relevant tender offer documents which have been filed on May 3, 2007. AstraZeneca has filed tender offer materials with the U.S. Securities and Exchange Commission, and MedImmune has also filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available for free at the U.S. Securities and Exchange Commission’s web site at www.sec.gov, at AstraZeneca’s website at www.astrazeneca.com or at MedImmune’s website at www.medimmune.com.

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